Exhibit 99.1

PRESS RELEASE

Anpac Bio Announces Appointment of New Independent Director

San Jose, CA, November 16, 2020 — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, today announced that Professor Jianhua Shao has been appointed as an independent director and a member of the compensation committee, effective November 12, 2020. Professor Shao will succeed to Mr. Jiefeng Gu, who resigned as a director of the Company and as a member of the compensation committee for personal reasons effective on November 12, 2020.

Professor Jianhua Shao has served as a professor of biophysics at Shanghai University of Traditional Chinese Medicine (the “SHUTCM”) since 2012. Before that he successively served as an associate professor from 2003 to 2012 and a lecturer from 1987 to 1992 at SHUTCM. Professor Shao currently serves as the director of the Office of Mathematics and Sciences Teaching and Research at SHUTCM. He is also a member of the council of the Society of Chinese Medical Mathematics and the chief of the Committee of the Society of Chinese Biomedical Engineering (Traditional Chinese Medicine Physics and Engineering). Mr. Shao also serves as the general manager of the project department of SHUTCM Asset Management Company Limited and a director of Shanghai Mingxu Health Management Consulting Co., Ltd. He served as the general manager of Shanghai Traditional Chinese Medicine Technology Co., Ltd. from 2006 to September 2020. Professor Shao has done research and published in the field of biophysics relating to blood vessels, blood fluid dynamics, and the heart. Professor Shao received his bachelor’s degree in physics from Shanghai Normal University in 1982 and his master’s degree in science from the University of the Ryukyus in Japan in 1998.

“I welcome Professor Shao to join the board of directors. His strong academic background and deep medical knowledge will benefit the Company over the long term as we work towards the next phase of our development,” said Dr. Chris Yu, the CEO and Chairman of the board of directors of AnPac Bio. “Also, on behalf of our management team and board of directors, I would like to thank Mr. Gu for his contributions to the Company and I am grateful for all he has done for AnPac Bio during the time he served as our director.”

“AnPac Bio has been recognized in the field of early cancer screening and detection, and I’m excited to be a part of this fantastic organization. I look forward to joining the board and contributing to AnPac Bio’s future success as the Company progresses to the next phase of its strategy,” said Professor Shao, the new independent director and member of the compensation committee of AnPac Bio.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 128 issued patents as of June 30, 2020. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide and first in China among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 41,700 clinical samples as at May 2020. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.